UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHING

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One) ☒ Form 10-K    ☐ Form 20-F   ☐ Form 11-K   ☐ Form 10-Q   ☐ Form 10-D  ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: November 30, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: ____________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

ANKAM, INC.

Full Name of Registrant:

Former Name if Applicable

5F, No. 97, Jingye 1st Rd., Zhongshan Dist.

Address of Principal Executive Office (Street and Number)

Taipei City 104, Taiwan (R.O.C.)

City, State, Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.

The Registrant is unable to file its Annual Report on Form 10-K for the fiscal year ended November 30, 2024 (the “Report”) by the prescribed date of February 28, 2025, without unreasonable effort or expense, due to unforeseen and significant delays encountered in the auditing process.

One of the primary reasons for the delay is that our auditor, who is based in Los Angeles, California, has been directly affected by the recent mountain fires that occurred in late January and February 2025. The fires caused considerable disruptions to their operations, including limited access to necessary resources and displacement of staff, which in turn hindered their ability to complete the auditing work within the planned timeframe.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Wang Wen Lung	(886)	928486237
(Name)	(Area Code)	(Telephone No.)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ANKAM, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 27, 2025	By:	/s/ Wang Wen Lung Wang Wen Lung Title: President, Chief Executive Officer

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